April 24, 2009
VIA EDGAR and FACSIMILE (703) 813-6968
Mr. Terence O’Brien
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company
Form 10-K for the fiscal year ended December 31, 2008
Filed February 18, 2009
File No. 1-01927
Dear Mr. O’Brien:
     This letter is in response to the letter, dated April 21, 2009 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Darren R. Wells, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filing.
     For the convenience of the Commission staff, we have repeated each of your comments in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.
     The Company respectfully submits the following information in response to the Comment Letter.
Form 10-K for the fiscal year ended December 31, 2008
Management’s Discussion and Analysis, page 27
Recently Issued Accounting Pronouncements, page 36
1.	Please tell us how you will be reflecting the presentation and disclosure requirements of SFAS 160 in your Form 10-Q for the period ending March 31, 2009. Refer to Release No. 33-9026 for additional guidance.
We will conform our financial statements to the presentation requirements of SFAS 160 and have considered the guidance of Release No. 33-9026. We have attached as Exhibit 1 the form of the Consolidated Statements of Operations, Consolidated Balance Sheets, Consolidated Statements of Comprehensive (Loss) Income and Consolidated Statements of Cash Flows, which we will use in our quarterly report on Form 10-Q for the quarterly period ended March 31, 2009 (the “First Quarter 2009 Form 10-Q”). We have also included the form of the disclosure regarding changes in shareholders’ equity as well as the changes in minority equity presented outside of shareholders’ equity, which will be included in our Notes to Consolidated Financial Statements in our First Quarter 2009 Form 10-Q.
2.	Please tell us how you are going to report the reclassification in your consolidated statements of shareholders’ equity as discussed on page 38 as a result of the adoption of FSP APB 14-1. If you are going to file a Form 8-K, please tell us when you expect to do so, and why that timing complies with the instructions thereto.
As noted in our response to comment 1 above, we will include a note in our First Quarter 2009 Form 10-Q outlining the changes in shareholders’ equity as well as the changes in minority equity presented outside of shareholders’ equity (see Exhibit 1). We have presented the adoption of FSP APB 14-1 as a reduction to retained earnings with a corresponding increase to capital surplus at the beginning of the earliest period presented in this statement of changes in shareholders’ equity. We may choose to file a Form 8-K, pursuant to Item 8.01 thereof, to retrospectively adjust Items 6, 7 and 8 of our Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) and any impacted schedules and exhibits to reflect our adoption, effective January 1, 2009, of FSP APB 14-1 and SFAS 160 sometime after the filing of our First Quarter 2009 Form 10-Q.
Critical Accounting Policies, page 38
3.	We have read your response to comment 2 in our letter dated March 31, 2009. You state that in future filings you will provide additional disclosure if the carrying value of a strategic business unit does not significantly differ from its estimated fair value. In such situations, please disclose such headroom for the affected business unit(s), and indicate whether this difference has been declining for the periods presented.
In future filings, if the carrying value of any of our strategic business units does not significantly differ from its estimated fair value, we will disclose the amount of the difference and will indicate whether this difference has been declining for the periods presented.
4.	We have read your response to comment 3 in our letter dated March 31, 2009. You have told us that using an approach similar to that of testing for potential impairment for North American Tire, you determined that your other strategic business units did not experience a triggering event to test their goodwill for impairment. We assume said approach utilizes average EBITDA and the methodology used to assess fair value of the business units as described in your response to comment 1. If our assumption is correct, please clarify whether the first step of the goodwill impairment test was performed for the other business units pursuant to paragraph 19 of SFAS 142. If so, reconcile the fact that the first step was performed with your belief that the business units did not experience a triggering event as described in paragraph 28 of SFAS 142, and revise your proposed disclosure accordingly. If the first step of the impairment test was not performed, please describe to us in detail the approach you used to determine that the other units did not experience a triggering event. We may have further comment.
In our prior response dated April 14, 2009 to comment 3 in the staff’s letter dated March 31, 2009, we stated that the significant decline in segment operating income for North American Tire provided sufficient evidence of the potential for impairment, which led us to perform the first step of the impairment analysis described in paragraph 19 of SFAS 142 for this strategic business unit. We also indicated that using a similar approach, we determined the other business units did not experience a triggering event. We used a similar approach in that we first considered the severity of the change in segment operating income from the time of our annual impairment testing to the end of 2008. We then considered the guidance of paragraph 28 of SFAS 142 and based on the significance of the difference of fair value over carrying value that was identified during the annual impairment testing for EMEA and Asia Pacific Tire, we determined it was not more likely than not that the fair value for each of these strategic business units would have been reduced below carrying value. Therefore, we did not perform the first step of the impairment analysis described in paragraph 19 of SFAS 142 for EMEA or Asia Pacific Tire.
Liquidity and Capital Resources, page 47
5.	We have read your response to comment 7 in our letter dated March 31, 2009. You have told us that as a result of the numerous sizes and applications for your tires, you do not use inventory turnover ratios to manage your inventory. Please tell us how then you have managed your inventory in each of the periods presented.
We manage our inventory by focusing on quantities on hand at a point in time and assessing the future demand for each of the numerous tire sizes and tire applications that we sell. For our replacement sales, we generally fill orders from dealers from available inventory. We also monitor raw material costs and the forecasted changes in raw material costs. We make decisions on raw material purchases based primarily on production demand, but these decisions may also be affected by anticipated changes in raw material costs.
6.	We have read Exhibit 3 in response to comment 8 in our letter dated March 31, 2009. As previously requested, please revise future filings to disclose your current compliance with the GDTE consolidated net indebtedness to GDTE consolidated EBITDA ratio, as you state only what the requirement is. Please also revise to discuss the Covenant EBITDA to Consolidated Interest Expense ratio, as mentioned on page 50 of your filing, including your calculation of this ratio for each of the last quarters, as previously requested, if this ratio continues to constitute a critical financial covenant.
In future filings, beginning with our First Quarter 2009 Form 10-Q, we will revise our disclosure to add the following statement regarding our compliance with the financial covenant applicable to our European and German revolving credit facilities and pan-European accounts receivable securitization facility (marked to show the changes made):

“In addition our €505 million senior secured European and German revolving credit facilities contain non-financial covenants similar to the non-financial covenants in our first lien revolving and second lien credit facilities that are described above and a financial covenant applicable only to GDTE and its subsidiaries. This financial covenant provides that we are not permitted to allow GDTE’s ratio of Consolidated Net J.V. Indebtedness (which is determined net of cash and cash equivalents in excess of $100 million) to Consolidated European J.V. EBITDA to be greater than 3.0 to 1.0 at the end of any fiscal quarter. Consolidated Net J.V. Indebtedness excludes loans from other consolidated Goodyear entities. This financial covenant is also included in our pan-European accounts receivable securitization facility. As of March 31, 2009, we were in compliance with this financial covenant.”
Since our Available Cash is in excess of $150 million, the financial covenant regarding the ratio of EBITDA to Consolidated Interest Expense is not currently applicable to us and, therefore, does not currently constitute a “critical covenant.” If our Available Cash is less than $150 million, we will disclose the calculation of this ratio in future filings. In future filings, beginning with our First Quarter 2009 Form 10-Q, we will revise our disclosure in the first paragraph under the heading “—EBITDA (per our Amended and Restated Credit Facilities)” (appearing on page 50 of our 2008 Form 10-K) to clarify that this financial covenant is not currently applicable due to the amount of our Available Cash and that we do not believe that the ratio currently poses a material limitation on our ability to incur additional debt. As a result, we do not believe that the calculation of the ratio would provide additional material information to the users of our financial statements. The revised first paragraph under the heading “—EBITDA (per our Amended and Restated Credit Facilities)” that we will include in future filings is set forth below:
“If the amount of availability under our first lien revolving credit facility plus our Available Cash (as defined in that facility) is less than $150 million, we may not permit our ratio of EBITDA (as defined in that facility) (“Covenant EBITDA”) to Consolidated Interest Expense (as defined in that facility) to be less than 2.0 to 1.0 for any period of four consecutive fiscal quarters. Since our availability under our first lien revolving credit facility plus our Available Cash is in excess of $150 million, this financial covenant is not currently applicable. Our amended and restated credit facilities also state that we may only incur additional debt or make restricted payments that are not otherwise expressly permitted if, after giving effect to the debt incurrence or the restricted payment, our ratio of Covenant EBITDA to Consolidated Interest Expense for the prior four fiscal quarters would exceed 2.0 to 1.0. Certain of our senior note indentures have substantially similar limitations on incurring debt and making restricted payments. Our credit facilities and indentures also permit the incurrence of additional debt through other provisions in those agreements without regard to our ability to satisfy the ratio-based incurrence test described above. We believe that these other provisions provide us with sufficient flexibility to incur additional debt without regard to our ability to satisfy the ratio-based incurrence test.”
*      *      *      *
     In connection with our response to the Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filing or in response to the staff’s comments on the Company’s filing.
     Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-0061 (fax: 330-796-2338).

Respectfully submitted, THE GOODYEAR TIRE & RUBBER COMPANY
By:	/s/ Thomas A. Connell
Thomas A. Connell
Vice President and Controller

cc:     Jenn Do, Staff Accountant, U.S. Securities and Exchange Commission

EXHIBIT 1
PART I. FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS.
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended
	March 31,
(In millions, except per share amounts)	2009	2008
NET SALES		$4,942

Cost of Goods Sold		3,961
Selling, Administrative and General Expense		635
Rationalizations (Note x)		13
Interest Expense		89
Other (Income) and Expense (Note x)		(6)

(Loss) Income before Income Taxes		250
United States and Foreign Taxes		77

Net (Loss) Income		173
Less: Minority Shareholders Net (Loss) Income		26

Goodyear Net (Loss) Income		$147

Goodyear Net (Loss) Income — Per Share

Basic		$0.61

Weighted Average Shares Outstanding (Note x)		240

Diluted		$0.60

Weighted Average Shares Outstanding (Note x)		244
The accompanying notes are an integral part of these consolidated financial statements.

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THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31,	December 31,
(In millions)	2009	2008
Assets:
Current Assets:
Cash and Cash Equivalents		$1,894
Accounts Receivable, less Allowance — $x ($93 in 2008)		2,547
Inventories:
Raw Materials		714
Work in Process		119
Finished Products		2,759

		3,592

Prepaid Expenses and Other Current Assets		307

Total Current Assets		8,340
Goodwill		683
Intangible Assets		160
Deferred Income Tax		54
Other Assets		355
Property, Plant and Equipment less Accumulated Depreciation — $x ($8,310 in 2008)		5,634

Total Assets		$15,226

Liabilities:
Current Liabilities:
Accounts Payable-Trade		$2,509
Compensation and Benefits		624
Other Current Liabilities		643
United States and Foreign Taxes		156
Notes Payable and Overdrafts (Note x)		265
Long Term Debt and Capital Leases due within one year (Note x)		582

Total Current Liabilities		4,779
Long Term Debt and Capital Leases (Note x)		4,132
Compensation and Benefits		3,487
Deferred and Other Noncurrent Income Taxes		193
Other Long Term Liabilities		763

Total Liabilities		13,354

Commitments and Contingent Liabilities (Note x)
Minority Shareholders’ Equity (Note x)		619

Shareholders’ Equity:
Goodyear Shareholders’ Equity:
Preferred Stock, no par value:
Authorized, 50 shares, unissued		—
Common Stock, no par value:
Authorized, 450 shares, Outstanding shares – x (241 in 2008) after deducting x treasury shares (10 in 2008)		241
Capital Surplus		2,764
Retained Earnings		1,463
Accumulated Other Comprehensive Loss		(3,446)

Goodyear Shareholders’ Equity		1,022
Minority Shareholders’ Equity — Nonredeemable		231

Total Shareholders’ Equity		1,253

Total Liabilities and Shareholders’ Equity		$15,226

The accompanying notes are an integral part of these consolidated financial statements.

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THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(Unaudited)

	Three Months
	Ended March 31,
(In millions)	2009	2008
Net (Loss) Income		$173

Other Comprehensive (Loss) Income:
Foreign currency translation, net of tax of $x		260

Defined benefit plans:
Amortization of prior service cost and unrecognized gains and losses included in net periodic benefit cost, net of tax of $x ($1 in 2008)		32

Unrealized investment loss, net of tax of $x		(5)

Comprehensive (Loss) Income		460
Comprehensive (Loss) Income Attributable to Minority Shareholders		(102)

Comprehensive (Loss) Income Attributable to Goodyear Shareholders		$358

The accompanying notes are an integral part of these consolidated financial statements.

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THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended
	March 31,
(In millions)	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (Loss) Income		$173
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Depreciation and amortization		155
Amortization and write-off of debt issuance costs		16
Net rationalization charges (Note x)		13
Net gains on asset sales (Note x)		(33)
Pension contributions and direct payments		(53)
Rationalization payments		(16)
Changes in operating assets and liabilities, net of asset acquisitions and dispositions:
Accounts receivable		(415)
Inventories		(296)
Accounts payable — trade		65
U.S. and foreign taxes		50
Other current liabilities		(5)
Other assets and liabilities		(1)

TOTAL CASH FLOWS FROM OPERATING ACTIVITIES		(347)

CASH FLOWS FROM INVESTING ACTIVITIES:

Capital expenditures		(226)
Asset dispositions (Note x)		33
Asset acquisitions		(46)
Other transactions		1

TOTAL CASH FLOWS FROM INVESTING ACTIVITIES		(238)

CASH FLOWS FROM FINANCING ACTIVITIES:

Short term debt and overdrafts incurred		69
Long term debt incurred		6
Long term debt paid		(769)
Common stock issued		3

TOTAL CASH FLOWS FROM FINANCING ACTIVITIES		(691)

Effect of exchange rate changes on cash and cash equivalents		29

Net Change in Cash and Cash Equivalents		(1,247)

Cash and Cash Equivalents at Beginning of the Period		3,463

Cash and Cash Equivalents at End of the Period		$2,216

The accompanying notes are an integral part of these consolidated financial statements.

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NOTE X. CHANGES IN SHAREHOLDERS’ EQUITY

					Accumulated		Minority
					Other	Goodyear	Shareholders’	Total
	Common Stock		Capital	Retained	Comprehensive	Shareholders’	Equity –	Shareholders’
(Dollars in millions)	Shares	Amount	Surplus	Earnings	Loss	Equity	Nonredeemable	Equity
Balance at December 31, 2008 as reported
(after deducting 9,599,694 treasury shares)	241,289,921	$241	$2,702	$1,525	$(3,446)	$1,022	$231	$1,253
Adjustment to initially apply FASB Staff Position APB 14-1 for convertible debt			62	(62)		—		—

Balance at December 31, 2008 as restated
(after deducting 9,599,694 treasury shares)	241,289,921	241	2,764	1,463	(3,446)	1,022	231	1,253
Comprehensive (loss) income:
Net (loss) income
Foreign currency translation (net of tax of $x)
Amortization of prior service cost and unrecognized gains and losses included in net periodic benefit cost (net of tax of $x)
Increase in net actuarial losses (net of tax of $x)
Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments and settlements (net of tax of $x)
Unrealized investment loss (net of tax of $x)
Other comprehensive (loss) income
Total comprehensive (loss) income
Common stock issued from treasury:
Stock-based compensation plans (Note x)
Stock-based compensation
Balance at March 31, 2009
(after deducting 9,064,932 treasury shares)

					Accumulated		Minority
					Other	Goodyear	Shareholders’	Total
	Common Stock		Capital	Retained	Comprehensive	Shareholders’	Equity –	Shareholders’
(Dollars in millions)	Shares	Amount	Surplus	Earnings	Loss	Equity	Nonredeemable	Equity
Balance at December 31, 2007 as reported
(after deducting 10,438,287 treasury shares)	240,122,374	$240	$2,660	$1,602	$(1,652)	$2,850	$300	$3,150
Adjustment to initially apply FASB Staff Position APB 14-1 for convertible debt			62	(62)		—		—

Balance at December 31, 2007 as restated
(after deducting 10,438,287 treasury shares)	240,122,374	240	2,722	1,540	(1,652)	2,850	300	3,150
Comprehensive (loss) income:
Net (loss) income				147		147	8	155
Foreign currency translation (net of tax of $0)					186	186	18	204
Amortization of prior service cost and unrecognized gains and losses included in net periodic benefit cost (net of tax of $1)					30	30	—	30
Unrealized investment loss (net of tax of $0)					(5)	(5)	—	(5)

Other comprehensive (loss) income						211	18	229

Total comprehensive (loss) income						358	26	384
Transactions between Goodyear and Minority Shareholders						—	(18)	(18)
Common stock issued from treasury:
Stock-based compensation plans (Note x)	440,415	1	2			3	—	3
Stock-based compensation			6			6	—	6

Balance at March 31, 2008
(after deducting 9,997,872 treasury shares)	240,562,789	$241	$2,730	$1,687	$(1,441)	$3,217	$308	$3,525

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The following table presents changes in Minority Equity presented outside of Shareholders’ Equity:

	March 31,	March 31,
(In millions)	2009	2008
Balance at beginning of period		$703

Comprehensive income (loss):
Net income		18
Foreign currency translation, net of tax of $0		56
Amortization of prior service cost and unrecognized gains and losses included in net periodic benefit cost, net of tax of $1		2

Total comprehensive income (loss)		76

Balance at end of period		$779

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